As filed with the U.S. Securities and Exchange Commission on December 21, 2012

1933 Act File No. 333-183552

1940 Act File No. 811-22253

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form N-2

(Check appropriate box or boxes)

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933	☒

Pre-Effective Amendment No.	☒

Post-Effective Amendment No. 1

and/or

REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940	☒

Amendment No. 6	☒

Nuveen AMT-Free Municipal Value Fund

(Exact name of Registrant as Specified in Charter)

333 West Wacker Drive, Chicago, Illinois 60606

(Address of Principal Executive Offices)

(Number, Street, City, State, Zip Code)

(Registrant’s Telephone Number, including Area Code): (800) 257-8787

Kevin J. McCarthy

Vice President and Secretary

333 West Wacker Drive

Chicago, Illinois 60606

Name and Address (Number, Street, City, State, Zip Code) of Agent for Service

Copy to:

Thomas S. Harman

Bingham McCutchen LLP

2020 K Street NW

Washington, DC 20006-1808

Approximate Date of Proposed Public Offering: From time to time after the effective date of this Registration Statement.

If the securities being registered on this form will be offered on a delayed or continuous basis in reliance on Rule 415 under the Securities Act of 1933, other than securities offered in connection with a dividend reinvestment plan, check the following box. ☒

It is proposed that this filing will become effective immediately pursuant to Rule 462(d).

EXPLANATORY NOTE

This Post-Effective Amendment No. 1 to the Registration Statement on Form N-2 (File No. 333-183552) of Nuveen AMT-Free Municipal Value Fund (the “Registration Statement”) is being filed pursuant to Rule 462(d) under the Securities Act of 1933, as amended (the “Securities Act”), solely for the purpose of filing exhibits to the Registration Statement. Accordingly, this Post-Effective Amendment No. 1 consists only of a facing page, this explanatory note and Part C of the Registration Statement setting forth the exhibits to the Registration Statement. This Post-Effective Amendment No. 1 does not modify any other part of the Registration Statement. Pursuant to Rule 462(d) under the Securities Act, this Post-Effective Amendment No. 1 shall become effective immediately upon filing with the Securities and Exchange Commission. The contents of the Registration Statement are hereby incorporated by reference.

PART C—OTHER INFORMATION

Item 25: Financial Statements and Exhibits

1.	Financial Statements:

Contained in Part A:
Financial Highlights of the Nuveen AMT-Free Municipal Value Fund (the “Registrant” or the “Fund”) for the six month period ended April 30, 2012, for the fiscal years ended October 31, 2011 and October 31, 2010, and for the period February 25, 2009 (commencement of operations) through October 31, 2009.

Contained in Part B:
Financial Statements of the Fund are incorporated in Part B by reference to Registrant’s October 31, 2011 Annual Report (audited) on Form N-CSR as filed with the SEC on January 6, 2012 and Registrant’s April 30, 2012 Semi-Annual Report (unaudited) on Form N-CSR as filed with the SEC on June 26, 2012.

2.	Exhibits:

a.1	Declaration of Trust of the Registrant dated November 19, 2008. Filed on November 21, 2008 as Exhibit a to Registrant’s Registration Statement on Form N-2 (File No. 333-155599) and incorporated by reference herein.

a.2	Amended and Restated Declaration of Trust of Registrant dated November 19, 2008 as amended and restated as of October 15, 2012. Filed on October 19, 2012 as Exhibit a.2 to Registrant’s Registration Statement on Form N-2 (File No. 333-183552) as filed with the SEC via EDGAR Accession No. 0001193125-12-428869.

b.	By-Laws of Nuveen Non-Leveraged Closed. End Municipal Funds Organized as Massachusetts Business Trusts (Amended and Restated as of November 18, 2009). Filed on August 24, 2012 as Exhibit b to Registrant’s Registration Statement on Form N-2 (File No. 333-183552) and incorporated by reference herein.

c.	None.

d.1	None.

e.	Terms and Conditions of the Automatic Dividend Reinvestment Plan is incorporated herein by reference to Exhibit e. of Pre-Effective Amendment No. 1 to the Registrant’s Registration Statement on Form N-2 (File No. 333-183552) as filed with the SEC via EDGAR Accession No. 0001193125-12-428869 on October 19, 2012.

f.	None.

g.1	Investment Management Agreement dated February 23, 2009 between the Registrant and Nuveen Asset Management (now, Nuveen Fund Advisors, Inc.). Filed on February 24, 2009 as Exhibit g to Registrant’s Registration Statement on Form N-2 (File No. 333-155599) and incorporated by reference herein.

g.2	Investment Sub-Advisory Agreement dated December 31, 2010 between Nuveen Fund Advisors, Inc. and Nuveen Asset Management, LLC. Filed on August 24, 2012 as Exhibit g.2 to Registrant’s Registration Statement on Form N-2 (File No. 333-183552) and incorporated by reference herein.

h.1	Form of Underwriting Agreement. Filed on February 24, 2009 as Exhibit h.1 to Registrant’s Registration Statement on Form N-2 (File No. 333-155599) and incorporated by reference herein.

h.2	Form of Standard Dealer Agreement. Filed on January 23, 2009 as Exhibit h.2 to Registrant’s Registration Statement on Form N-2 (File No. 333-155599) and incorporated by reference herein.

h.3	Form of Nuveen Master Selected Dealer Agreement. Filed on January 23, 2009 as Exhibit h.3 to Registrant’s Registration Statement on Form N-2 (File No. 333-155599) and incorporated by reference herein.

h.4	Form of Dealer Letter Agreement. Filed on January 23, 2009 as Exhibit h.5 to Registrant’s Registration Statement on Form N-2 (File No. 333-155599) and incorporated by reference herein.

h.5	Distribution Agreement dated December 4, 2012 between the Registrant and Nuveen Securities, LLC.*

h.6	Dealer Agreement (Common Stock) dated November 28, 2012 between Nuveen Securities, LLC and UBS Securities LLC.*

i.	Nuveen Open-End and Closed-End Funds Deferred Compensation Plan for Independent Directors and Trustees (as amended and restated effective January 1, 2009). Filed on January 23, 2009 as Exhibit i to Registrant’s Registration Statement on Form N-2 (File No. 333-155599) and incorporated by reference herein.

j.1	Amended and Restated Master Custodian Agreement dated February 25, 2005 between the Registrant and State Street Bank and Trust Company. Filed on January 23, 2009 as Exhibit j to Registrant’s Registration Statement on Form N-2 (File No. 333-155599) and incorporated by reference herein.

j.2	Appendix A, dated March 9, 2012, to the Amended and Restated Master Custodian Agreement dated February 25, 2005 between the Registrant and State Street Bank and Trust Company. Filed on August 24, 2012 as Exhibit j.2 to Registrant’s Registration Statement on Form N-2 (File
No. 333-183552) and incorporated by reference herein.

k.1	Transfer Agency and Service Agreement dated October 7, 2002 between the Registrant and State Street Bank and Trust Company. Filed on January 23, 2009 as Exhibit k to Registrant’s Registration Statement on Form N-2 (File No. 333-155599) and incorporated by reference herein.

k.2	Schedule A, dated May 25, 2011, to the Transfer Agency and Service Agreement dated October 7, 2002 between the Registrant and State Street Bank and Trust Company. Filed on August 24, 2012 as Exhibit k.2 to Registrant’s Registration Statement on Form N-2 (File No. 333-183552) and incorporated by reference herein.

k.3	Amendment dated July 1, 2011 to the Transfer Agency and Service Agreement dated October 7, 2009 between the Registrant and State Street Bank and Trust Company. Filed on August 24, 2012 as Exhibit k.3 to Registrant’s Registration Statement on Form N-2 (File No. 333-183552) and incorporated by reference herein.

l.	Opinion and Consent of Bingham McCutchen LLP. Filed on November 20, 2012 as Exhibit l. to Registrant’s Registration Statement on Form N-2 (File No. 333-183552) and incorporated by reference herein.

m.	Not Applicable.

n.	Consent of Ernst & Young LLP. Filed on November 20, 2012 as Exhibit n. to Registrant’s Registration Statement on Form N-2 (File No. 333-183552) and incorporated by reference herein.

o.	None.

p.	Not Applicable.

q.	None.

r.	Code of Ethics and Reporting Requirements of Nuveen Investments, Inc. (including affiliated entities) and the Nuveen Funds dated January 1, 2011 as last revised August 15, 2011. Filed on August 24, 2012 as Exhibit r to Registrant’s Registration Statement on Form N-2 (File No. 333-183552) and incorporated by reference herein.

s.	Powers of Attorney dated March 30, 2012. Filed on August 24, 2012 as Exhibit s to Registrant’s Registration Statement on Form N-2 (File No. 333-183552) and incorporated by reference herein.

*	Filed herewith.

Item 26: Marketing Arrangements

See the relevant Sections of the Form of Underwriting Agreement filed as Exhibit h.1 to this Registration Statement.

See the relevant Sections of the Form of Standard Dealer Agreement filed as Exhibit h.2 to this Registration Statement and the Introductory Paragraph and Sections 2 and 3 of the Form of Nuveen Master Selected Dealer Agreement filed as Exhibit h.3 to this Registration Statement.

See Paragraph e of the Form of Dealer Letter Agreement between Nuveen and the underwriters filed as Exhibit h.4 to this Registration Statement.

Item 27: Other Expenses of Issuance and Distribution

Printing and Engraving Fees	$40,000
Legal Fees	65,000
Accounting Fees	10,000
Financial Industry Regulatory Authority Fees	3,823
Stock Exchange Listing Fees	4,200
Securities and Exchange Commission Registration Fees	3,022
Miscellaneous Fees	3,955

Total	$130,000

Item 28: Persons Controlled by or under Common Control with Registrant

Not applicable.

Item 29: Number of Holders of Securities

As of December 3, 2012:

Title of Class	Number of Record Holders
Common Shares, $0.01 par value	6,107

Item 30: Indemnification

Article XII, Section 4 of the Registrant’s Amended and Restated Declaration of Trust provides as follows:

ARTICLE XII, SECTION 4: Indemnification. Subject to the exceptions and limitations contained in this Section 4, every person who is, or has been, a Trustee, officer, employee or agent of the Trust, including persons who serve at the request of the Trust as directors, trustees, officers, employees or agents of another organization in which the Trust has an interest as a Shareholder, creditor or otherwise (hereinafter referred to as a “Covered Person”), shall be indemnified by the Trust to the fullest extent permitted by law against liability and against all expenses reasonably incurred or paid by him in connection with any claim, action, suit or proceeding in which he becomes involved as a party or otherwise by virtue of his being or having been such a Trustee, director, officer, employee or agent and against amounts paid or incurred by him in settlement thereof.

No indemnification shall be provided hereunder to a Covered Person:

a)	against any liability to the Trust or its Shareholders by reason of a final adjudication by the court or other body before which the proceeding was brought that he engaged in willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of his office;

b)	with respect to any matter as to which he shall have been finally adjudicated not to have acted in good faith in the reasonable belief that his action was in the best interests of the Trust; or

c)	in the event of a settlement or other disposition not involving a final adjudication (as provided in paragraph (a) or (b)) and resulting in a payment by a Covered Person, unless there has been either a determination that such Covered Person did not engage in willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of his office by the court or other body approving the settlement or other disposition or a reasonable determination, based on a review of readily available facts (as opposed to a full trial-type inquiry), that he did not engage in such conduct:

i.	by a vote of a majority of the Disinterested Trustees acting on the matter (provided that a majority of the Disinterested Trustees then in office act on the matter); or

ii.	by written opinion on independent legal counsel.

The rights of indemnification herein provided may be insured against by policies maintained by the Trust, shall be severable, shall not affect any other rights to which any Covered Person may now or hereafter be entitled, shall continue as to a person who has ceased to be such a Covered Person and shall inure to the benefit of the heirs, executors and administrators of such a person. Nothing contained herein shall affect any rights to indemnification to which Trust personnel other than Covered Persons may be entitled by contract or otherwise under law.

Expenses of preparation and presentation of a defense to any claim, action, suit or proceeding subject to a claim for indemnification under this Section 4 shall be advanced by the Trust prior to final disposition thereof upon receipt of an undertaking by or on behalf of the recipient to repay such amount if it is ultimately determined that he is not entitled to indemnification under this Section 4, provided that either:

a)	such undertaking is secured by a surety bond or some other appropriate security or the Trust shall be insured against losses arising out of any such advances; or

b)	a majority of the Disinterested Trustees acting on the matter (provided that a majority of the Disinterested Trustees then in office act on the matter) or independent legal counsel in a written opinion shall determine, based upon a review of the readily available facts (as opposed to a full trial-type inquiry), that there is reason to believe that the recipient ultimately will be found entitled to indemnification.

As used in this Section 4, a “Disinterested Trustee” is one (x) who is not an Interested Person of the Trust (including anyone, as such Disinterested Trustee, who has been exempted from being an Interested Person by any rule, regulation or order of the Commission), and (y) against whom none of such actions, suits or other proceedings or another action, suit or other proceeding on the same or similar grounds is then or has been pending.

As used in this Section 4, the words “Claim,” “action,” “suit” or “proceeding” shall apply to all claims, actions, suits, proceedings (civil, criminal, administrative or other, including appeals), actual or threatened; and the words “liability” and “expenses” shall include without limitation, attorneys fees, costs, judgments, amounts paid in settlement, fines, penalties and other liabilities.

Item 31: Business and Other Connections of Investment Adviser and Sub-Adviser

A description of any other business, profession, vocation or employment of a substantial nature in which the directors and officers of Nuveen Fund Advisors, Inc. (“NFA”) who serve as officers or trustees of the Registrant have engaged during the last two years for his or her account or in the capacity of director, officer, employee, partner or trustee appears under “Management” in the Statement of Additional Information. Such information for the remaining senior officers of NFA appears below:

Name and Position with NFA	Other Business, Profession, Vocation or Employment During Past Two Years
Thomas J. Schreier, Jr., Co-President	Vice Chairman, Wealth Management, of Nuveen Investments, Inc. (since 2011); Chairman of Nuveen Asset Management, LLC (since 2011); Co-Chief Executive Officer of Nuveen Securities, LLC (since 2011); formerly, Chief Executive Officer and Chief Investment Officer of FAF Advisors; formerly, President of First American Funds.

Name and Position with NFA	Other Business, Profession, Vocation or Employment During Past Two Years
Sherri A. Hlavacek, Managing Director and Corporate Controller

Managing Director and Corporate Controller of Nuveen Investments, Inc., Nuveen Securities, LLC, Nuveen Investments Advisers Inc., Nuveen Investments Holdings, Inc. and of Nuveen Asset Management, LLC (since 2011); Vice President and Controller of NWQ Investment Management Company, LLC, Santa Barbara Asset Management, LLC, Tradewinds Global Investors, LLC, Symphony Asset Management LLC and Winslow Capital Management, LLC; Certified Public Accountant.

Mary E. Keefe, Managing Director and Chief Compliance Officer

Managing Director (since 2004) and Director of Compliance of Nuveen Investments, Inc.; Managing Director and Chief Compliance Officer of Nuveen Securities, LLC, Nuveen Asset Management, LLC, Nuveen Investments Advisers Inc., Symphony Asset Management LLC and Santa Barbara Asset Management, LLC; Vice President and Assistant Secretary of Winslow Capital Management, LLC.

John L. MacCarthy, Director, Executive Vice President and Secretary

Executive Vice President (since 2008), Secretary and General Counsel (since 2006) of Nuveen Investments, Inc. and Nuveen Investment Holdings, Inc.; Executive Vice President (since 2008) and Secretary (since 2006) of Nuveen Investments Advisers Inc., and (since 2011) of Nuveen Asset Management, LLC; Vice President and Secretary of NWQ Investment Management Company, LLC, Tradewinds Global Investors, LLC, Symphony Asset Management and Santa Barbara Asset Management, LLC; Director, Vice President and Secretary of Winslow Capital Management, LLC.

Glenn R. Richter, Director	Executive Vice President, Chief Operating Officer of Nuveen Investments, Inc. (since 2006); Co-Chief Executive Officer and Chief Operating Officer (since 2011) of Nuveen Securities, LLC; Executive Vice President of Nuveen Investments Holdings, Inc.; Chief Administrative Officer of NWQ Holdings, LLC.

Nuveen Asset Management, LLC (“Nuveen Asset Management”) acts as the Fund’s sub-adviser and also serves as sub-adviser to other open-end and closed-end funds and investment adviser to separately managed accounts. The following is a list of the senior officers of Nuveen Asset Management. The principal business address of each person is 333 West Wacker Drive, Chicago, Illinois 60606.

Name and Position with Nuveen Asset Management	Other Business, Profession, Vocation or Employment During Past Two Years
Thomas J. Schreier, Jr., Chairman	Vice Chairman, Wealth Management, of Nuveen Investments, Inc.; Chairman of Nuveen Asset Management, LLC; Co-Chief Executive Officer of Nuveen Securities, LLC; formerly, Chief Executive Officer and Chief Investment Officer of FAF Advisors; formerly, President of First American Funds.

Name and Position with Nuveen Asset Management	Other Business, Profession, Vocation or Employment During Past Two Years
William T. Huffman, President	Previously, Chief Operating Officer, Municipal Fixed Income (2008-2011) of Nuveen Fund Advisors, Inc.; previously, Chairman, President and Chief Executive Officer (2002-2007) of Northern Trust Global Advisors, Inc. and Chief Executive Officer (2007) of Northern Trust Global Investments Limited; Certified Public Accountant.

John L. MacCarthy, Executive Vice President and Secretary

Director, Executive Vice President and Secretary of Nuveen Fund Advisors, Inc.; Executive Vice President (since 2008), Secretary and General Counsel (since 2006) of Nuveen Investments, Inc. and Nuveen Investments Holdings, Inc.; Executive Vice President (since 2008) and Secretary (since 2006) of Nuveen Investments Advisers Inc.; Vice President and Secretary of NWQ Investment Management Company, LLC, Tradewinds Global Investors, LLC, Symphony Asset Management and Santa Barbara Asset Management, LLC; Director, Vice President and Secretary of Winslow Capital Management, LLC.

Charles R. Manzoni, Jr., Executive Vice President and General Counsel	Managing Director and General Counsel of Nuveen Securities, LLC; formerly, Chief Risk Officer, and Secretary and General Counsel, director on Board of Directors, FAF Advisors.

Sherri A. Hlavacek, Managing Director and Corporate Controller

Managing Director and Corporate Controller of Nuveen Investments, Inc., Nuveen Securities, LLC, Nuveen Investments Advisers Inc., Nuveen Investments Holdings, Inc. and of Nuveen Asset Management, LLC (since 2011); Vice President and Controller of NWQ Investment Management Company, LLC, Santa Barbara Asset Management, LLC, Tradewinds Global Investors, LLC, Symphony Asset Management LLC and Winslow Capital Management, LLC; Certified Public Accountant.

Mary E. Keefe, Managing Director and Chief Compliance Officer

Managing Director (since 2004) and Director of Compliance of Nuveen Investments, Inc.; Managing Director and Chief Compliance Officer of Nuveen Securities, LLC, Nuveen Fund Advisors, Inc. Nuveen Investments Advisers Inc., Symphony Asset Management LLC and Santa Barbara Asset Management, LLC,; Vice President and Assistant Secretary of Winslow Capital Management, LLC.

Item 32: Location of Accounts and Records

Nuveen Fund Adviser’s Inc., 333 West Wacker Drive, Chicago, Illinois 60606, maintains the Fund’s Declaration of Trust, By-Laws, minutes of trustee and shareholder meetings and contracts of the Registrant and all advisory material of the investment adviser. Nuveen Asset Management, 333 West Wacker Drive, Chicago, Illinois 60606, in its capacity as sub-adviser, also may maintain certain books and records of the Fund.

State Street Bank and Trust Company, 250 Royall Street, Canton, Massachusetts, 02021, maintains all general and subsidiary ledgers, journals, trial balances, records of all portfolio purchases and sales, and all other required records not maintained by Nuveen Fund Adviser’s, Inc., and Nuveen Asset Management.

Item 33: Management Services

Not applicable.

Item 34: Undertakings

1.	Registrant undertakes to suspend the offering of its shares until the prospectus is amended if: (1) subsequent to the effective date of its registration statement, the net asset value declines more than ten percent from its net asset value as of the effective date of the registration statement; or (2) the net asset value increases to an amount greater than its net proceeds as stated in the prospectus.

2.	Not applicable.

3.	Not applicable.

4.	Registrant undertakes:

(a) to file, during any period in which offers or sales are being made, a post-effective amendment to the registration statement:

(1) to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933 (the “1933 Act”);

(2) to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement; and

(3) to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(b) that, for the purpose of determining any liability under the 1933 Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of those securities at that time shall be deemed to be the initial bona fide offering thereof; and

(c) to remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(d) that, for the purpose of determining liability under the 1933 Act to any purchaser, if the Registrant is subject to Rule 430C: each prospectus filed pursuant to Rule 497(b), (c), (d) or (e) under the 1933 Act as part of a registration statement relating to an offering, other than prospectuses filed in reliance on Rule 430A under the 1933 Act, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in this registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(e) that for the purpose of determining liability of the Registrant under the 1933 Act to any purchaser in the initial distribution of securities:

The undersigned Registrant undertakes that in a primary offering of securities of the undersigned Registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned Registrant will be a seller to the purchaser and will be considered to offer or sell such securities to the purchaser:

(1) any preliminary prospectus or prospectus of the undersigned Registrant relating to the offering required to be filed pursuant to Rule 497 under the 1933 Act;

(2) the portion of any advertisement pursuant to Rule 482 under the 1933 Act relating to the offering containing material information about the undersigned Registrant or its securities provided by or on behalf of the undersigned Registrant; and

(3) any other communication that is an offer in the offering made by the undersigned Registrant to the purchaser.

5.	The Registrant undertakes that:

a. for purposes of determining any liability under the 1933 Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in the form of prospectus filed by the Registrant under Rule 497(h) under the 1933 Act shall be deemed to be part of this Registration Statement as of the time it was declared effective; and

b. for the purpose of determining any liability under the 1933 Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of the securities at that time shall be deemed to be the initial bona fide offering thereof.

6.	The Registrant undertakes to send by first class mail or other means designed to ensure equally prompt delivery, within two business days of receipt of a written or oral request, any Statement of Additional Information.

SIGNATURES

Pursuant to the requirements of the Securities Act and the Investment Company Act of 1940, as amended, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in this City of Chicago, and State of Illinois, on the 21st day of December, 2012.

NUVEEN AMT-FREE MUNICIPAL VALUE FUND

/s/ Kevin J. McCarthy
Kevin J. McCarthy, Vice President and Secretary

Pursuant to the requirements of the Securities Act, this Registration Statement has been signed below by the following persons in the capacities and on the date indicated.

Signature	Title			Date
/S/ STEPHEN D. FOY STEPHEN D. FOY	Vice President and Controller (principal financial and accounting officer)			December 21, 2012

/S/ GIFFORD R. ZIMMERMAN GIFFORD R. ZIMMERMAN	Chief Administrative Officer (principal executive officer)

ROBERT P. BREMNER*	Chairman of the Board and Trustee	ý ï ï ï ï ï ï ï ï ï ï þ ï ï ï ï ï ï ï ï ï ï ï ï ý	By*:	/s/ Kevin J. McCarthy KEVIN J. MCCARTHY, Attorney-in-Fact December 21, 2012
JOHN P. AMBOIAN*	Trustee
JACK B. EVANS*	Trustee
WILLIAM C. HUNTER*	Trustee
DAVID J. KUNDERT*	Trustee
WILLIAM J. SCHNEIDER*	Trustee
JUDITH M. STOCKDALE*	Trustee
CAROLE E. STONE*	Trustee

VIRGINIA L. STRINGER*	Trustee

TERENCE J. TOTH*	Trustee

*	The original powers of attorney authorizing Kevin J. McCarthy and Gifford R. Zimmerman, among others, to execute this Registration Statement, and Amendments thereto, for the trustees of the Registrant on whose behalf this Registration Statement is filed, have been executed and filed on August 24, 2012 as Exhibit s to Registrant’s Registration Statement on Form N-2 (File No. 333-183552) and incorporated herein by reference.

EXHIBIT INDEX

Exhibit	Name

h.5	Distribution Agreement dated December 4, 2012 between the Registrant and Nuveen Securities, LLC

h.6	Dealer Agreement (Common Stock) dated November 28, 2012 between Nuveen Securities, LLC and UBS Securities LLC